                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Andataco, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  033490 98 8
           --------------------------------------------------------
                                 (CUSIP Number)

                                 W. David Sykes
                              10140 Mesa Rim Road
                              San Diego, CA 92121
                                (619) 453-9696
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 8, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No.  033490 98 8                13D/A               Page  2  of  3  Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     W. David Sykes
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     n/a
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
   Number of                  (7) Sole Voting Power
     Shares                       0
  Beneficially               --------------------------------------------------
   Owned By                   (8) Shared Voting Power
     Each                         --
   Reporting                 --------------------------------------------------
    Person                    (9) Sole Dispositive Power
     With                         0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares      / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

                                SCHEDULE 13D/A
                                     FOR
                                W. DAVID SYKES


ITEM 1.  SECURITY AND ISSUER.

                Securities:    Common Stock (the "Common Stock")

                Issuer:        Andataco, Inc. ("Andataco")
                               10140 Mesa Rim Road
                               San Diego, CA 92121


ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment to Schedule 13D is filed on behalf of W. David Sykes ("Mr. Sykes") to reflect that Mr. Sykes no longer beneficially owns any shares of common stock of Andataco. Mr. Sykes is a citizen of the United States and an officer of Andataco. Andataco designs, develops, manufactures, markets and supports high performance, high availability information storage solutions for the open systems markets in the Windows NT and UNIX environments. Mr. Sykes' business address and the address of Andataco's principal office is 10140 Mesa Rim Road, San Diego, CA 92121.

         During the last five years, Mr. Sykes has been neither convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body which resulted in Mr. Sykes being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ W. David Sykes
Date:   July 22, 1999                  ----------------------------------------
                                       W. David Sykes